

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2019

Sing Wang
Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1306, 13/F, AIA Central, Connaught Road
Central, Hong Kong

> **Re: CM Seven Star Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2018**
> **File No. 001-38261**

Dear Mr. Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Giovanni Caruso